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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                             (Amendment No. 6)

                 Under the Securities Exchange Act of 1934


                         ARV Assisted Living, Inc.
                             (Name of Company)

                         Common Stock, No Par Value
                       (Title of Class of Securities)

                                 00204C107
                               (CUSIP Number)


                             Lorenzo Lorenzotti
                       Prometheus Assisted Living LLC
                 Lazard Freres Real Estate Investors L.L.C.
                      30 Rockefeller Plaza, 63rd Floor
                             New York, NY 10020
                               (212) 632-6000

                              with a copy to:

                             Kevin Grehan, Esq.
                          Cravath, Swaine & Moore
                             825 Eighth Avenue
                             New York, NY 10019
                               (212) 474-1490

               ----------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                June 2, 1998
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Note: six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D



CUSIP No. 00204C107                         Page 2  of  7  Pages
         -------------                           ---    ---
---------------------------------------------------------------------------


1  NAME OF REPORTING PERSON
   SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

           Prometheus Assisted Living LLC

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                 (b)  x

3  SEC USE ONLY

4  SOURCE OF FUNDS*
                          AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)                          [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
                      Delaware

------------------
  NUMBER OF           7  SOLE VOTING POWER
   SHARES                7,595,069
BENEFICIALLY
OWNED BY EACH         8  SHARED VOTING POWER
  REPORTING              -0-
 PERSON WITH
-------------------
                      9  SOLE DISPOSITIVE POWER
                         7,595,069

                      10 SHARED DISPOSITIVE POWER
                         -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   7,595,069 shares of Common Stock

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    [ ]
   SHARES*

13 PERCENT OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)
   47.9%, the number of shares of Common Stock currently owned by Prometheus (7,595,069) divided by the number of shares of Common Stock reported by the Company as outstanding on December 5, 1997 (15,868,998).

14 TYPE OF REPORTING PERSON*
        OO
-------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D


CUSIP No. 00204C107                         Page  3   of  7  Pages
         -----------                            -----    ---
---------------------------------------------------------------------------


1  NAME OF REPORTING PERSON
   SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

            LF Strategic Realty Investors II L.P.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                 (b)  x

3  SEC USE ONLY

4  SOURCE OF FUNDS*

                      OO, BK

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)                          [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

------------------
  NUMBER OF           7  SOLE VOTING POWER
   SHARES                7,595,069
BENEFICIALLY
OWNED BY EACH         8  SHARED VOTING POWER
  REPORTING              -0-
 PERSON WITH
------------------    9  SOLE DISPOSITIVE POWER
                         7,595,069

                      10 SHARED DISPOSITIVE POWER
                         -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   7,595,069 shares of Common Stock

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    [ ]
   SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   47.9%, the number of shares of Common Stock currently owned by Prometheus (7,595,069) divided by the number of shares of Common Stock reported by the Company as outstanding on December 5, 1997 (15,868,998).

14 TYPE OF REPORTING PERSON*
        PN
---------------------------------------------------------------------------

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Company

          This Amendment No. 6 to Schedule 13D (this "Amendment"), is filed by LF Strategic Realty Investors II L.P., a Delaware limited partnership ("LFSRI") and Prometheus Assisted Living LLC, a Delaware limited liability company ("Prometheus", and collectively with LFSRI, the "Reporting Persons"). As previously reported in the Schedule 13D filed on July 23, 1997, by Lazard Freres Real Estate Investors L.L.C., a New York limited liability company ("LFREI") and Prometheus (as amended, the "Initial
Schedule 13D"), pursuant to a Stock Purchase Agreement dated as of July 14, 1997, by and between ARV Assisted Living, Inc. (the "Company"), LFREI and Prometheus (as amended, the "Stock Purchase Agreement"), Prometheus agreed to purchase certain shares of the common stock, no par value, of the Company (the "Common Stock"). This Amendment supplementally amends the Initial Schedule 13D. Capitalized terms used herein but not defined shall have the meanings assigned to such terms in the Initial Schedule 13D.

          This Amendment relates to LFREI's position, which has been conveyed to the Company on June 2, 1998, that an Early Standstill Termination Event has occurred pursuant to Section 4.1 of the Amended and Restated Stockholders Agreement dated as of October 29, 1997, by and between LFREI, Prometheus and the Company (the "Amended and Restated Stockholders Agreement"). The Initial Schedule 13D is hereby amended as follows:

Item 2.   Identity and Background

          No Change.

Item 3.   Source and Amount of Funds or Other Consideration

          No change.

Item 4.   Purpose of Transaction

          No change.

Item 5.   Interest in Securities of the Company

          No change.

Item 6.   Contract, Arrangements, Understandings or
          Relationships with Respect to Securities of the Company

          On June 2, 1998, through a letter (the "Letter"), sent by Cravath, Swaine & Moore, counsel to LFREI, to Irell & Manella LLP, counsel to the Company, LFREI put the Company on written notice that the Company has triggered an Early Standstill Termination Event (the "Early Standstill Termination Event"), pursuant to Section 4.1 of the Amended and Restated Stockholders Agreement. In addition, through the Letter, LFREI informed the Company that in connection with a legal action styled ARV v. LFREI, et al., pending in the Superior Court for Orange County, California, in the absence of an agreement by the Company that an Early Standstill Termination Event had occurred, LFREI expected to file a cross claim against the Company seeking a declaration raising that matter.

          On June 9, 1998, LFREI brought cross-claims against the Company in the pending litigation, seeking, among other things, a declaration that an Early Standstill Termination event has occurred, freeing LFREI and its affiliates from the standstill provisions of Section 4 of the Amended and Restated Stockholders Agreement. LFREI has moved for summary judgment on each of its claims. All references to LFREI's claims and to the contracts upon which they are based, the Amended and Restated Stockholders Agreement and the Amended and Restated Kapson Letter Agreement dated as of October 29, 1997, by and between LFREI, Prometheus and the Company (the "Amended and Restated Kapson Letter Agreement"), are qualified in their entirety by the full text of such documents, copies of which are attached as Exhibits hereto and incorporated by reference herein.

Item 7.   Material to be Filed as Exhibits

          Exhibit 1:  Letter from Cravath,  Swaine
                      & Moore to Irell & Manella LLP,
                      dated June 2, 1998.

          Exhibit 2:  Cross-Complaint of Defendants LFREI
                      and Prometheus for Declaratory
                      Relief.

          Exhibit 3:  Amended and Restated Stockholders
                      Agreement dated as of October 29,
                      1997.

          Exhibit 4:  Amended and Restated Kapson Letter
                      Agreement dated as of October 29,
                      1997.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                           PROMETHEUS ASSISTED LIVING LLC

                            by  LF Strategic Realty Investors II
                                L.P., as sole member,

                               by  Lazard Freres Real Estate
                                   Investors L.L.C., its general
                                   partner,

                                   by
                                      /s/ ROBERT P. FREEMAN
                                      ----------------------------
                                      Name:  Robert P. Freeman
                                      Title: Principal


                           LF STRATEGIC REALTY INVESTORS II L.P.

                            by  Lazard Freres Real Estate
                                Investors L.L.C., its general partner,

                                   by
                                      /s/ ROBERT P. FREEMAN
                                      -----------------------------
                                      Name:  Robert P. Freeman
                                      Title: Principal